Exhibit 99.4

EXPLANATORY NOTES TO THE AGENDA

for the Annual General Meeting of Shareholders (“AGM”) of

ASML Holding N.V. (the “Company” or “ASML”)

to be held on Wednesday April 24, 2013

The agenda items 3, 4, 5, 7, 8, 9 a. and b., 10, 12 a., b., c., d., and e., 14., 15 a., b., c. and d., 16 a. and b., and 17, will be put to the vote of the AGM.

The explanatory notes to the agenda contain a further description of the agenda1.

Agenda Items:

3.	Discussion of the 2012 Annual Report, including ASML’s corporate governance chapter, and the 2012 Remuneration Report, and proposal to adopt the financial statements for the financial year 2012, as prepared in accordance with Dutch law. (Voting item)

The Company prepared two sets of financial statements, one based on accounting principles generally accepted in the United States of America (“U.S. GAAP”) and one based on Dutch law and International Financial Reporting Standards (“2012 Statutory Annual Accounts”). For internal and external reporting purposes, ASML follows U.S. GAAP. U.S. GAAP is ASML’s primary accounting standard.

However, the 2012 Statutory Annual Accounts are the annual accounts that are being submitted to the AGM for adoption. These accounts were prepared by the Board of Management and audited and provided with an unqualified auditor’s report by Deloitte, ASML’s external auditor. The Board of Management and the Supervisory Board have signed the 2012 Statutory Annual Accounts.

Part of the 2012 Annual Report is a chapter on ASML’s corporate governance structure, including an account of ASML’s compliance with the Dutch Corporate Governance Code.

The 2012 Annual Report, including the 2012 Statutory Annual Accounts, as prepared in accordance with Dutch law is published on ASML’s website (www.asml.com) and is also available via the Company. The 2012 Remuneration Report is published on ASML’s website.

4,5.	Proposal to discharge the members of the Board of Management (item 4) and the members of the Supervisory Board (item 5). (Voting items)

In these agenda items it is proposed to discharge the members of the Board of Management from liability in respect of their management during the 2012 financial year, and to discharge the members of the Supervisory Board from liability in respect of their supervision during the 2012 financial year.

[1]

The documents referred to herein are available at the Company (email: angela.van.de.kerkhof@asml.com or telephone: (+31)(0)40-268-3977), ABN AMRO Bank N.V. (email: corporate.broking@nl.abnamro.com or telephone: (+31)(0) 20-344-2000) and at JPMorgan Chase & Co., email: jpmorgan.adr@wellsfargo.com or tel. (800) 990-1135 (US) or (651) 453-2128 (from outside the US) and will be sent to you free of charge upon request. These documents are also available on ASML’s website (address: www.asml.com/agm2013).

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6.	Clarification of the Company’s reserves and dividend policy. (Discussion item)

ASML’s liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, while others relate to the uncertainties of the global economy and the semiconductor industry. Since the Company’s cash requirements fluctuate based on the timing and extent of these factors, ASML seeks to ensure that its sources of liquidity will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycle, by means of maintaining sufficient cash and cash equivalents as well as the availability of funding through an adequate amount of committed credit facilities.

As communicated previously, ASML intends to continue to return excess cash to shareholders through regular share buy backs, repayment of capital and stable or growing dividends to reward our shareholders for their continued investment. Returning excess cash is subject to our actual and anticipated level of cash generated from operations, the cash requirements for investment in our business, our current share price and other market conditions and relevant factors.

In ASML’s press release of January 17, 2013, ASML announced that due to regulatory reasons, ASML would not announce any new share buy back program before the extraordinary meeting of shareholders of Cymer, Inc., in connection with the (pending) acquisition by ASML of Cymer, Inc., which meeting was held on February 5, 2013. Any further updates on share buy back programs will be communicated in due course.

More detailed information on ASML’s share buy back programs will be provided in agenda items 16 and 17.

With respect to paying dividends, the next agenda item contains the dividend proposal in respect of the financial year 2012.

The current reserves and dividend policy will also enable ASML to execute future share buy backs in a tax-efficient way. Although it is ASML’s intention to declare an annual dividend that will be stable or growing over time, the actual payment may vary from year to year and, in certain years, we may not declare a dividend at all. Further, ASML may revise its reserves and dividend policy in the future which may have an impact on dividends.

7.	Proposal to adopt a dividend of EUR 0.53 per ordinary share of EUR 0.09. (Voting item)

ASML proposes to again increase the dividend by 15% compared with last year, declaring a dividend of EUR 0.53 per ordinary share of EUR 0.09 over the financial year 2012 (for a total amount of approximately EUR 215 million), compared with a dividend of EUR 0.46 per ordinary share paid in 2012 (over the financial year 2011). The proposed dividend represents 19.6% of earnings per share in 2012. The ex-dividend date is April 26, 2013 and the dividend will be made payable on May 14, 2013.

8.	Proposal to adopt the revised Remuneration Policy for the Board of Management of ASML Holding N.V. (version 2014). (Voting item)

Despite ASML’s growth and strengthened postion in the market and industry and the shift in views on Board remuneration in general over the past years, the current Remuneration

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Policy for the Board of Management (version 2010, as adopted by the AGM on March 24, 2010) still includes the main principles for board remuneration as developed in 2004. Therefore, the Supervisory Board of ASML, upon recommendation of its Remuneration Committee, decided to integrally revise and update the Remuneration Policy for the Board of Management. With the revised Remuneration Policy for the Board of Management of ASML Holding N.V. (version 2014) (the “Policy”), ASML proactively looks into the years to come, supporting the long-term development of ASML in a highly dynamic environment.

The Works Council has been timely provided with the opportunity to determine its opinion on the Policy and has notified the Supervisory Board that it is in favor hereof.

Further information on the content of the Policy; the full rationale for the proposed update of the Policy; and the consequences of the changes, can be found in the following two documents:

1.	Remuneration Policy for the Board of Management of ASML Holding N.V. (version 2014);

2.	Rationale for updating the Remuneration Policy for the Board of Management of ASML Holding N.V..

The Supervisory Board proposes to the AGM to adopt the Policy. If adopted, the Policy will be effective as per January 1, 2014.

9.	Performance shares for the Board of Management. (Two voting items)

This agenda item consists of the following two voting items:

a. Proposal to approve the number of performance shares for the Board of Management, in accordance with the Remuneration Policy for the Board of Management (version 2010) over the financial year 2013 and authorization of the Board of Management to issue the performance shares for the financial year 2013, subject to approval of the Supervisory Board.

In the current Remuneration Policy (version 2010), it is determined that the maximum conditional amount of performance shares that can be granted to the members of the Board of Management is fixed for two consecutive years, namely 2010 and 2011. In 2012, the Supervisory Board decided to not submit a revised Remuneration Policy for adoption to the 2012 AGM, but instead to do this in 2013. Therefore, the Supervisory Board determined in 2012, that the maximum amount of conditional performance shares that could be granted to the members of the Board of Management over the financial year 2012, was a total amount of 350,000 shares. The calculation method as described in the Remuneration Policy (version 2010) was applied to determine this amount. As the Supervisory Board has decided that the revised Remuneration Policy (version 2014) will only be effective per January 1, 2014, if adopted, the Supervisory Board has determined that the maximum amount of conditional performance shares that can be granted to the members of the Board of Management over the financial year 2013, is 350,000. Also this time, the calculation method as described in the Remuneration Policy (version 2010) has been applied to determine this amount. Other conditions per this Remuneration Policy (version 2010), such as vesting periods, remain unchanged.

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The Company furthermore proposes to the AGM to designate the Board of Management as the body authorized to issue the number of shares mentioned above, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 15, and will be requested for the period starting from the AGM held on April 24, 2013 and continuing up until the AGM to be held in 2014.

b. Proposal to approve the performance share arrangement, in accordance with the Remuneration Policy for the Board of Management of ASML Holding N.V. (version 2014) (the “Policy”), including the number of performance shares for the Board of Management to be determined by the calculation method as described in the Policy, and authorization of the Board of Management to issue the performance shares for the financial year 2014 and subsequent years, subject to approval of the Supervisory Board.

Because the performance share arrangement for the Board of Management has been revised in the Policy, separate approval for this revised performance share arrangement is requested, as required under Dutch law. The approval for the performance share arrangement will be for the financial year 2014 and subsequent years.

The principle of the performance share arrangement for the Board of Management for the financial year 2014 and for subsequent years, based on the Policy, is as follows:

The value of performance shares that can be awarded to the members of the Board of Management amounts to 70% of their base salary for on target achievement. The maximum value of the performance shares in case the Board of Management members overperform compared to the targets set (whereby the overperformance should also achieve a certain predefined level), can amount to 140% percent of their base salary. The maximum number of performance shares to be conditionally awarded is calculated at the beginning of the performance period by dividing 140% of the base salary by the value of the performance share, which value is based on the volume weighted average share price during the last quarter of the year preceding the conditional award. In principle, 80% of the ultimate number of shares to be awarded unconditionally is calculated based on the Company’s performance on ROAIC as compared to its predetermined Peer Group as described in the Policy, and 20% of the ultimate number of performance shares to be awarded unconditionally is based on the achievement of a qualitative target. Both targets are measured at the end of a three year performance period.

As the maximum aggregate number of performance shares that can be granted to the Board of Management for a financial year shall be calculated at the end of the fourth quarter of the preceding year, the Supervisory Board wishes to ask approval to conditionally grant such a maximum number of shares per the first of January 2014 and per the first of January of each subsequent year as long as the Policy will be applied, as will be found by dividing 140% of the base salary of the Board of Management, by the volume-weighted average share price during the last quarter of the year preceding the conditional award.

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The Company furthermore proposes to the AGM to designate the Board of Management as the body authorized to issue the shares as mentioned above, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 15, and will be requested for a period of maximum five years starting from the AGM held on April 24, 2013.

For further information on the implications of the revised performance share arrangement for the Board of Management, reference is made to the following two documents:

1.	Remuneration Policy for the Board of Management of ASML Holding N.V. (version 2014);

2.	Rationale for updating the Remuneration Policy for the Board of Management of ASML Holding N.V..

If the AGM does not adopt the Remuneration Policy (version 2014) (agenda item 8), this agenda item 9 b. will be cancelled.

10.	Proposal to approve the number of stock options, respectively shares, for employees. (Voting item)

This agenda item concerns the proposal to approve the number of stock options, respectively shares, available for ASML employees, other than members of the Board of Management. In this agenda item, the Company also proposes to the AGM to designate the Board of Management as the body authorized to issue the stock options and/or shares as mentioned below, subject to the approval of the Supervisory Board. This authorization is a separate authorization from the authorization as referred to in agenda item 15, and will be requested for the period starting from the AGM held on April 24, 2013 and continuing up until the AGM to be held in 2014.

The employee equity based arrangements include plans for ASML employees world wide and/or senior and executive management, other than members of the Board of Management, to: i) purchase stock options and/or shares; ii) grant incentive stock options or shares for retention purposes; iii) grant performance stock options or performance shares for retention purposes; and iv) grant incentive or performance shares and / or incentive or performance options to newly hired employees for incentive purposes.

The maximum available number of stock options, respectively shares, for ASML employees other than Board of Management members, that the Company hereby submits for approval to the AGM, amounts to 1,150,000 stock options and / or shares for abovementioned period.

11.	Composition of the Board of Management. (Discussion Item)

On March 26, 2009, the Supervisory Board appointed Mr. Frits J. van Hout as a member of ASML’s Board of Management for a period of four years, upon notification to the AGM held that date.

In view of his performance as ASML’s Chief Marketing Officer and member of the Board of Management in the foregoing four years, the Supervisory Board has decided, upon recommendation from the Selection and Nomination Committee and in agreement with Mr. van Hout, to extend the appointment term of Mr. van Hout for a consecutive period of four years, subject to notification to the AGM on April 24, 2013. Pursuant to ASML’s

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Articles of Association, Mr. Van Hout’s second term will commence per the AGM to be held on April 24, 2013 and will expire effective per the AGM to be held in 2017. If both parties decide so, the appointment term can be further extended for consecutive periods of maximum four years.

Mr. van Hout was born in 1960 and has the Dutch nationality. Mr. van Hout has had various functions during his career, among others in the areas of Research and Development, Manufacturing, Sales, Customer Support as well as various efficiency programs, both within and outside ASML and has gained extensive experience in those areas. Therefore, and in view of Mr. van Hout’s valuable contribution to ASML’s Board of Management in the past four years, the Supervisory Board is of the opinion that ASML will continue to benefit from Mr. Van Hout’s membership of ASML’s Board of Management.

Below is an overview of the most important elements of Mr. van Hout’s contract, incl. the remuneration package of Mr. van Hout. The contract is in accordance with the Dutch Corporate Governance Code insofar as this is required. The remuneration package is also in accordance with i) the Remuneration Policy (version 2010), including the performance criteria, as adopted by the AGM on March 24, 2010 and ii) the performance stock arrangement, as approved by the AGM on March 24, 2010.

Base salary	:	EUR 458,000 gross

Short term incentive in cash	:	Maximum 60% of base salary paid annually.

Long term incentive in shares	:	In accordance with the performance share arrangement as included in the Remuneration Policy (version 2010).

Pension	:	Individual policy according to defined contribution plan (total annual premium FY 2013 equals approximately Euro 112,479 of which the employee’s contribution to the premium is approximately Euro 17,791).

Severance payment	:	One year base salary (gross).

Appointment term	:	Four year term, with possibility of reappointment for consecutive periods of maximum four years.

12.	Composition of the Supervisory Board. (Five voting items)

This agenda item consists of five voting items.

As announced at the AGM held on April 25, 2012, Mmes. H.C.J. van den Burg and P.F.M. van der Meer Mohr, and Messrs. J.W.B. Westerburgen, W.T. Siegle and W.H. Ziebart will retire by rotation per the AGM to be held on April 24, 2013.

Mr. Siegle has decided to resign from ASML’s Supervisory Board due to personal reasons, although ASML will continue to benefit from Mr. Siegle’s technical experience and knowledge, as Mr. Siegle will become external advisor to the Supervisory Board’s Technology and Strategy Committee.

Mr. Westerburgen is not available for reappointment, in line with the Supervisory Board’s rotation schedule.

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Mmes. Van den Burg and Van der Meer Mohr, and Mr. Ziebart have indicated that they are available for reappointment and the Supervisory Board has therefore decided to nominate for reappointment Mmes. Van den Burg and Van der Meer Mohr as well as Mr. Ziebart.

In addition, to fill the vacancies caused by the resignation of Messrs. Siegle and Westerburgen, the Supervisory Board has decided to nominate for appointment respectively Mr. D.A. Grose and Ms. C.M.S. Smits-Nusteling per the upcoming AGM.

a. Ms. H.C.J. van den Burg

Ms. Van den Burg retires by rotation effective per the AGM of April 24, 2013. Ms. Van den Burg was first appointed in 2005, and is member of the Supervisory Board’s Remuneration Committee.

Ms. Van den Burg was born in 1952 and has the Dutch nationality. She is a former member of the Dutch Social and Economic Council and of the European Parliament, and is member of the Supervisory Board of APG Groep N.V., Chairperson of the Monitoring Foundation Dutch Insurance Companies, member of the Advisory Boards of the Dutch Data-Protection Authority and the Dutch National Register Supervisory Directors, member of the Advisory Scientific Committee European Systemic Risk Board (ECB Frankfurt) and member of the Advisory Council International Affairs Commission Human Rights (Dutch Ministry Foreign Affairs).

Ms. Van den Burg’s first and second nomination for (re)appointment were based on the enhanced recommendation right of the Works Council installed at ASML Netherlands B.V. (the “Works Council”), and also this nomination for reappointment is based on the Works Council’s enhanced recommendation right.

The Supervisory Board nominates Ms. Van den Burg for reappointment not only because of the preference the Works Council has expressed with respect to her nomination, but particularly also because of Ms. Van den Burg’s contribution to ASML’s Supervisory Board in the past eight years, especially in the field of social policy, employee participation and corporate governance, and with respect to remuneration matters and policies.

Ms. Van den Burg’s experience and background fit very well in the profile the Supervisory Board drafted for this position. The reappointment of Ms. Van den Burg is for a period of maximum two years, with possibility to extend for a consecutive term of maximum two years.

The reappointment of Ms. Van den Burg will be effective per the AGM on April 24, 2013, if approved.

The general meeting has not made recommendations for filling this vacancy.

Ms. Van den Burg does not hold any shares in the capital of the Company.

b. Ms. P.F.M. van der Meer Mohr

Ms. Van der Meer Mohr retires by rotation effective per the AGM to be held on April 24, 2013. Ms. Van der Meer Mohr was first appointed in 2009, and is member of the Supervisory Board’s Remuneration Committee.

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Ms. Van der Meer Mohr was born in 1960 and has the Dutch nationality. She is President of the Executive Board of the Erasmus University Rotterdam. Ms. Van der Meer Mohr is also member of the Supervisory Board of Royal DSM N.V. and Duisenberg School of Finance.

Prior hereto, Ms. Van der Meer Mohr was founder and managing partner of the Amstelbridge Group, a global network of human capital professionals, Senior Executive Vice President at ABN AMRO Bank, Head of Group Human Resources at TNT, and held several senior executive roles at the Royal Dutch Shell Group of Companies in various areas.

Ms. Van der Meer Mohr’s nomination for appointment was based on the Works Council’s enhanced recommendation right, and therefore this nomination for reappointment is also based on the Works Council’s enhanced recommendation right.

The Supervisory Board nominates Ms. Van der Meer Mohr for reappointment not only because of the preference the Works Council has expressed with respect to her nomination, but particularly also because of Ms. Van der Meer Mohr’s contribution to ASML’s Supervisory Board in the past four years, especially in the field of human resources, employee participation and with respect to remuneration matters and policies. Ms. Van der Meer Mohr’s experience and background fit very well in the profile the Supervisory Board drafted for this position. Ms. Van der Meer Mohr’s reappointment will be for a maximum period of four years, with possibility to extend for a consecutive term of maximum four years.

The reappointment of Ms. Van der Meer Mohr will be effective per the AGM on April 24, 2013, if approved.

The general meeting has not made recommendations for filling this vacancy.

Ms. Van der Meer Mohr does not hold any shares in the capital of the Company.

c. Mr. W.H. Ziebart

Mr. Ziebart also retires by rotation effective per the AGM to be held on April 24, 2013. Mr. Ziebart was first appointed in 2009, and is member of the Supervisory Board’s Audit-, Technology and Strategy-, and Remuneration Committee.

Mr. Ziebart was born in 1950 and has the German nationality. Mr. Ziebart was President and CEO of Infineon Technologies AG until May 2008. Before Infineon, Mr. Ziebart was on the boards of management of car components manufacturer Continental AG and automobile producer BMW AG. Currently, Mr. Ziebart is a member of the Board of Autoliv, Inc., member of the Supervisory Boards of Nordex SE and of Novaled AG.

Because of his background and experience in various industries, including the semiconductor industry, and in various roles, Mr. Ziebart has demonstrated in the past four years to be a valuable contributor to ASML’s Supervisory Board, which has benefited from his knowledge, experience and leadership capabilities. Mr. Ziebart’s experience fits very well in the profile drawn up for this position. Therefore, the Supervisory Board has decided to nominate Mr. Ziebart for reappointment to the AGM for a maximum period of four years, with possibility to extend for a consecutive term of maximum four years.

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The general meeting has not made recommendations for filling this vacancy and the Works Council has not recommended any candidate to fill this position either. The Works Council has been timely provided with the opportunity to determine its opinion on Mr. Ziebart’s nomination for reappointment and has notified the Supervisory Board that it is in favor hereof.

Mr. Ziebart’s reappointment, if approved, will be effective per the AGM on April 24, 2013.

Mr. Ziebart does not hold any shares in the capital of the Company.

d. Mr. D.A. Grose

Mr. Grose was born in 1950 and has the U.S. nationality. Mr. Grose was CEO of Global Foundries from its inception in 2009 until 2011 and before that, Mr. Grose served as senior vice president of technology development, manufacturing and supply chain for Advanced Micro Devices, Inc. (AMD). Prior to joining AMD in 2007, Mr. Grose spent 25 years at IBM as general manager of technology development and manufacturing for the systems and technology group.

Currently, Mr. Grose is director of SBA Materials.

In view of Mr. Grose’s extensive experience in the semiconductor industry, in development and manufacturing roles but also in various leadership roles, the Supervisory Board is of the opinion that Mr. Grose fits very well in the profile drafted for the vacancy created by the resignation of Mr. Siegle. The Supervisory Board expects that Mr. Grose can make a valuable contribution to ASML’s Supervisory Board, and therefore, the Supervisory Board has decided to nominate Mr. Grose for appointment for a maximum term of four years, with possibility to extend for consecutive terms of maximum four years, up to a total maximum appointment term of twelve years.

The general meeting has not made recommendations for filling this vacancy and the Works Council has not recommended any candidate to fill this position either. The Works Council has been timely provided with the opportunity to determine its opinion on Mr. Grose’s nomination for appointment and has notified the Supervisory Board that it is in favor hereof.

Mr. Grose’s appointment, if approved, will be effective per the AGM on April 24, 2013.

Mr. Grose does not hold any shares in the capital of the Company.

e. Ms. C.M.S. Smits-Nusteling

Ms. Smits-Nusteling was born in 1966 and has the Dutch nationality. Ms. Smits-Nusteling was CFO and member of the Board of Management of Royal KPN N.V. until 2012, and also held several finance and business related positions in Royal KPN N.V. and PostNL.

The Supervisory Board wishes to fill the vacancy caused by Mr. Westerburgen’s resignation by a person with financial and corporate governance experience gained in a business environment, who could also participate in the Audit Committee of the Supervisory Board. Another important factor in the selection of a candidate for this

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position is to increase the diversity in the composition of the Supervisory Board. The Supervisory Board is of the opinion that, based on the various financial and operations related positions Ms. Smits-Nusteling has had in her career, first with PostNL and thereafter with Royal KPN N.V. for over 10 years, Ms. Smits-Nusteling fits very well in the profile drafted for this position. The Supervisory Board expects that Ms. Smits-Nusteling can make a valuable contribution to ASML’s Supervisory Board and therefore, the Supervisory Board has decided to nominate Ms. Smits-Nusteling for appointment. The appointment will be for a maximum term of four years, with possibility to extend with consecutive terms of maximum four years, up to a total maximum appointment term of twelve years.

The general meeting has not made recommendations for filling this vacancy and the Works Council has not recommended any candidate to fill this position either. The Works Council has been timely provided with the opportunity to determine its opinion on Ms. Smits-Nusteling’s nomination for appointment and has notified the Supervisory Board that it is in favor hereof.

Ms. Smits-Nusteling’s appointment, if approved, will be effective per the AGM on April 24, 2013.

Ms. Smits-Nusteling does not hold any shares in the capital of the Company.

13.	Composition of the Supervisory Board in 2014. (Discussion item)

•	Notification that Mr. O. Bilous will retire by rotation in 2014;

•	Notification that Mr. F.W. Fröhlich will retire by rotation in 2014.

14.	Proposal to reappoint Deloitte as External Auditor for the reporting year 2014. (Voting item)

As communicated in 2012, an extensive survey in relation to the performance of the auditor was done over the financial year 2011. Therefore, the Audit Committee of ASML’s Supervisory Board has decided to conduct a limited assessment over the financial year 2012, which resulted in positive feedback, with some minor attention points.

The Supervisory Board, per the recommendation of its Audit Committee, proposes to reappoint Deloitte as the Company’s External Auditor for the reporting year 2014.

15.	Proposal to authorize the Board of Management to issue shares or rights to subscribe for shares in the share capital of the Company as well as to restrict or exclude the pre-emption rights accruing to shareholders. (Four voting items)

This agenda item consists of the following four voting items:

a.	At the EGM held on September 7, 2012, the Board of Management was granted the authorization, subject to Supervisory Board approval, to issue shares or rights to subscribe for shares in the share capital of the Company, limited to 5% of the issued share capital at April 25, 2012. As the authorization will expire on October 25, 2013, it is proposed to renew this authorization of the Board of Management for a period of 18 months from April 24, 2013 through October 24, 2014. Provided that the AGM grants this new authorization, the existing authorization will cease to apply.

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b.	At the EGM held on September 7, 2012, the Board of Management was granted the authorization, subject to Supervisory Board approval, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a. As the authorization will expire on October 25, 2013, it is proposed to renew this authorization of the Board of Management for a period of 18 months from April 24, 2013 through October 24, 2014. Provided that the AGM grants this new authorization, the existing authorization will cease to apply.

c.	At the EGM held on September 7, 2012, the Board of Management was granted the authorization, subject to Supervisory Board approval, to issue shares or rights to subscribe for shares in the share capital of the Company for an additional 5% of the issued share capital at April 25, 2012, which 5% can only be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances. As the authorization will expire on October 25, 2013, it is proposed to renew this authorization of the Board of Management for a period of 18 months from April 24, 2013 through October 24, 2014. Provided that the AGM grants this new authorization, the existing authorization will cease to apply.

d.	At the EGM held on September 7, 2012, the Board of Management was granted the authorization, subject to Supervisory Board approval, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c.. As the authorization will expire on October 25, 2013, it is proposed to renew this authorization of the Board of Management for a period of 18 months from April 24, 2013 through October 24, 2014. Provided that the AGM grants this new authorization, the existing authorization will cease to apply.

This is an annually recurring agenda item, because the Board of Management considers it in the interest of the Company and its shareholders to be able to react timely when certain opportunities that need the issuance of shares, arise.

Therefore, the Board of Management would like to have the authority to issue shares when such occasions occur, and to pass the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to ask prior approval from the Company’s shareholders for which an extraordinary shareholders meeting would have to be convened and which would cost valuable time or create disrupting market speculations.

In the past, this agenda item has been used in relation to the issue of convertible bonds, because of the short window of opportunity, but in 2012 this item was also used in relation to the (pending) acquisition of Cymer, Inc. The opportunity to enter into this type of transactions may be limited if ASML needs to ask prior approval to issue shares and/or exclude the shareholders’ pre-emptive rights.

The authorization of the Board of Management to restrict or exclude the pre-emptive rights will be limited to (i) 5% of the Company’s issued share capital at the time of the authorization, and (ii) an additional 5% of the Company’s issued share capital at the time of the authorization only to be used in connection with or on the occasion of mergers, acquisitions and/or (strategic) alliances. The authorization covers a period of 18 months.

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16.	Proposals to authorize the Board of Management to acquire ordinary shares in the Company. (Two voting items)

Introduction to the agenda items 16 and 17:

ASML aims to have suitable flexibility in the execution of a return of capital to its shareholders. To enable such flexibility, ASML requests the AGM to mandate further share repurchases as well as to further authorize cancellation of shares to be able to execute share buy back programs, should the Company decide to do so. Repurchased shares will either be cancelled or used for hedging purposes.

Implementation of share repurchase programs is dependent on different factors and shareholders are advised that there is no certainty as to a return of capital, nor is there certainty either as to the timing of a potential execution of a return of capital to shareholders, or as to the method of achieving such return.

Regulatory requirements may also be relevant for implementation of share buy back programs. As communicated in ASML’s press release of January 17, 2013, ASML would not announce any new share buy back program until after the extraordinary shareholders meeting of Cymer, Inc. held on February 5, 2013 in connection with the acquisition of Cymer, Inc. by ASML, because of certain regulatory requirements applicable at that time.

Potential future share buy back programs will be announced when ASML deems execution of such programs appropriate and when all factors allow such execution.

With respect to the share buy back programs announced on January 19, 2011 and increased on January 18, 2012 as communicated in ASML’s press release of that date, ASML announced on December 17, 2012, that it had completed these share buy back programs. In the period from January 19, 2011 until November 22, 2012, ASML purchased 36,952,634 of its shares at an average price of EUR 30.58 per share. Of the shares purchased during this period, 24,627,581 were cancelled in 2012; early March 2013 the Company cancelled 9,494,591 ordinary shares. This brings the total cumulative number of cancelled shares in relation to above share buy back programs to 34,122,172 ordinary shares. The remaining treasury shares (the difference between the shares repurchased and shares cancelled) ceased to exist as a result of the synthetic share buy back, effected in November 2012.

In addition, in the period from November 22, 2012 until December 14, 2012, a total number of 2,200,000 additional shares was purchased at an average price of EUR 47.81 per share for the purpose of covering outstanding employee stock and stock option plans. These shares will be held as treasury shares for the time being.

Agenda item 16

At the AGM held on April 25, 2012, the Board of Management was granted the authorization, subject to Supervisory Board approval, to repurchase shares through October 25, 2013 up to a maximum of two times 10% of the issued share capital as of the date of authorization (April 25, 2012).

As the authorization will expire on October 25, 2013, it is proposed to renew the authorization of the Board of Management to repurchase shares for a period of 18 months effective per April 24, 2013 through October 24, 2014. Provided the AGM grants this new authorization, the previous authorization will cease to apply.

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This agenda item consists of the following two voting items:

a.	In order to realize share repurchases, the Board of Management will request an authorization to repurchase shares up to 10% of the issued share capital at the date of authorization (April 24, 2013).

b.	In order to have further flexibility in the execution of a return of capital to its shareholders, the Board of Management will request an authorization to repurchase additional shares up to 10% of the issued share capital at the date of authorization (April 24, 2013). Conditions to this additional authorization are that:

(i)	all shares acquired by the Company following the authorization under a. and not being held as treasury shares for the purpose of covering outstanding employee share and stock option plans, have been cancelled or will be cancelled; and

(ii)	the number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10%.

These two authorizations allow ASML, in combination with the proposal under 17, to (i) acquire the maximum 10% of the issued share capital, (ii) cancel these shares, subsequently (iii) acquire once again a maximum of 10% of the issued share capital and subsequently (iv) cancel these shares.

Provided that the AGM grants these authorizations, the Company may repurchase its issued ordinary shares at any time during this 18-month period. Repurchased shares will be cancelled on a regular basis, provided that the AGM resolves thereto (item 17).

Currently, the Company holds up to approximately 3 million treasury shares for the purpose of covering outstanding employee stock and stock option plans.

Any repurchase of shares is subject to the approval of the Supervisory Board. Shares may be repurchased for valuable consideration as described in item 16 of the AGM agenda.

17.	Proposal to cancel ordinary shares. (Voting item)

As outlined above, the number of shares ASML may at any time hold in its own capital will not exceed 10% of the issued share capital at the date of the authorization (April 24, 2013). To enable ASML to repurchase more shares, the shares already acquired under the authorization of item 16a. need to be cancelled first.

The cancellation may be executed in one or more tranches. The number of shares that will be cancelled (whether or not in a tranche) will be determined by the Board of Management, but shall not exceed 20% of the issued share capital at April 24, 2013.

Pursuant to the relevant statutory provisions, cancellation may not be effected until two months after the resolution to cancel is adopted and publicly announced.

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